FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of July 30, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1:      NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Signet Group plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights                                   x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:

Capital Group International, Inc

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is crossed or reached:

26/07/07

6. Date on which issuer notified:

27/07/07

7. Threshold(s) that is/are crossed or reached:

8%

8. Notified details:

A: Voting rights attached to shares
Class/type of    Situation previous to   Resulting situation after the triggering transaction
shares           the Triggering
                 transaction
if possible      Number of   Number of   Number of shares    Number of voting      % of voting rights
using the ISIN   Shares      Voting                          rights ix
CODE                         Rights viii Direct  Indirect    Direct   Indirect xi  Direct    Indirect
                                                             x
Ordinary Shares  150,513,830 150,513,830         136,157,428          136,157,428            7.9841

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial     Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument            xiii            Period/ Date xiv          that may be acquired if    rights
                                                                the instrument is
                                                                exercised/ converted.
           N/A

Total (A+B)
Number of voting rights                             % of voting rights

      136,157,428                                            7.9841%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
                                                                    Number of shares           Percent of
                                                                                                 outstanding

Capital Group International Inc. ("CGII") holdings                   136,157,428                 7.9841%

Holidngs by CGII Management Companies and Funds:

Capital Guardian Trust Company                                         8,005,560                  0.469%

Capital International Limited                                         94,615,032                  5.549%

Capital International S.A.                                            16,809,410                  0.986%

Capital International, Inc.                                           16,727,426                  0.980%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Identity of the notifier

Full name:  Mark Andrew Jenkins - Group Company Secretary

Contact address:   Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number:  0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   July 30, 2007